UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nomad Foods Limited

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

G6564A105

(CUSIP Number)

Mariposa Acquisition II, LLC

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

Attn: Martin E. Franklin

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G6564A 105		Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,650,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,162,966*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,650,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	5.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A 105		Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,304,136*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,304,136*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,304,136*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	3.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D
CUSIP No. 72766Q 105		Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D
CUSIP No. 72766Q 105		Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ian G.H. Ashken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,136*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,136*
	10	SHARED DISPOSITIVE POWER 697,061*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,197*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D
CUSIP No. 72766Q 105		Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tasburgh, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 697,061*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,061*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D
CUSIP No. 72766Q 105		Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Lillie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,241*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,241*
	10	SHARED DISPOSITIVE POWER 697,061*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,302*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D
CUSIP No. 72766Q 105		Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Powder Horn Hill Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 697,061*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,061*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D
CUSIP No. 72766Q 105		Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Desiree DeStefano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 92,942*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,942*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D
CUSIP No. 72766Q 105		Page 10 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Desiree DeStefano Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 92,942*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,942*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2018 (this “Statement”) with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Nomad Foods Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (the “Issuer”). The principal executive offices of the Issuer are located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA, United Kingdom. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)	This Statement is being jointly filed by Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”), Mariposa Acquisition II, LLC, a Delaware limited liability company (“Mariposa” and together with Franklin and the Franklin Trust, collectively referred to as the “Franklin Reporting Persons”), Ian G.H. Ashken (“Ashken”), Tasburgh, LLC, a Delaware limited liability company (“Tasburgh”, and together with Ashken, the “Ashken Reporting Persons”), James E. Lillie (“Lillie”), Powder Horn Hill Partners II, LLC, a Delaware limited liability company (“PHHP”, and together with Lillie, the “Lillie Reporting Persons”), Desiree A. DeStefano (“DeStefano”) and the Desiree A. DeStefano Revocable Trust (the “DeStefano Trust”, and together with DeStefano, the “DeStefano Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Mariposa is a private investment vehicle of Franklin, who is the sole managing member of Mariposa. Franklin is the sole settlor and the trustee of the Franklin Trust. Tasburgh is a private investment vehicle of Ashken, who is the managing member of Tasburgh. PHHP is a private investment vehicle of Lillie, who is the managing member of PHHP. DeStefano is the sole settlor and the trustee of the DeStefano Trust. The Franklin Reporting Persons, the Ashken Reporting Persons, the Lillie Reporting Persons and the DeStefano Reporting Persons are collectively referred to herein as the “Reporting Persons”. Each of Franklin, Ashken and Lillie is a member of the board of directors of the Issuer (the “Issuer Board”) and DeStefano is an assistant secretary of the Issuer.

(b)	The business address of each of the Reporting Persons is 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139.

(c)	The present principal business of Mariposa, Tasburgh and PHHP is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account. The present principal business of the Franklin Trust and the DeStefano Trust is managing and holding investments for the benefit of the respective Trust beneficiaries. Franklin directs the voting and investment activities of Mariposa, the Franklin Trust and other affiliated private investment vehicles. Each of Ashken, Lillie and DeStefano directs the voting and investment activities of Tasburgh, PHHP and the DeStefano Trust, respectively.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Mariposa, Tasburgh and PHHP is organized under the laws of the State of Delaware. Each of the Franklin Trust and the DeStefano Trust is organized under the laws of the State of Florida. Each of Franklin and Ashken is a citizen of the United Kingdom. Each of Lillie and DeStefano is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by the addition of the following:

Each of Tasburgh, PHHP and the DeStefano Trust is engaged in the purchase and sale of securities for investment for its own account. The source of funds is the investment capital of Tasburgh, PHHP and the DeStefano Trust, respectively.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

Franklin entered into an Irrevocable Proxy Agreement on June 15, 2018 (the “Proxy Agreement”) with each of Tasburgh, PHHP and the DeStefano Trust pursuant to which each of Tasburgh, PHHP and the DeStefano Trust granted Franklin an irrevocable proxy to vote 697,061, 697,061 and 92,942 Ordinary Shares of the Issuer, respectively, held by each of them for so long as Franklin serves as a director on the Issuer Board (the “Proxy Term”). As a result of the Proxy Agreement, the Franklin Reporting Persons, Tasburgh, PHHP and the DeStefano Trust have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder. Franklin has no pecuniary interest in the Ordinary Shares held by any of the Ashken Reporting Persons, the Lillie Reporting Persons or the DeStefano Reporting Persons as a result of the Proxy Agreement. Except as set forth herein, none of the Ashken Reporting Persons, the Lillie Reporting Persons or the DeStefano Reporting Persons has beneficial ownership or a pecuniary interest in the Ordinary Shares held by the Franklin Reporting Persons.

The foregoing description of the Proxy Agreement is qualified in its entirety by reference to the Proxy Agreement, which is filed as Exhibit A to this Statement and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (c) of the Statement are hereby amended and restated in their entirety as follows:

(a)—(b)	As of the date hereof, Franklin beneficially owns 8,650,030 Ordinary Shares (which includes Founder Preferred Shares convertible into Ordinary Shares within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 7,162,966 Ordinary Shares (which includes Founder Preferred Shares convertible into Ordinary Shares within 60 days) controlled or held, directly or indirectly, by one or more of the Franklin Reporting Persons and (ii) sole power to vote, or to direct the vote, of 1,487,064 Ordinary Shares held, directly, by Tasburgh, PHHP and the DeStefano Trust (each as further described below).

Each of Franklin, the Franklin Trust and Mariposa has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 8,650,030, 5,304,136 and 750,000 Ordinary Shares (which includes Founder Preferred Shares convertible into Ordinary Shares within 60 days), respectively. The shares beneficially owned by Franklin consist of (i) 4,089,428 Ordinary Shares held directly by the Franklin Trust, (ii) 2,323,538 Ordinary Shares held by RSMA LLC (all of which are deemed to be beneficially owned by Franklin and 464,708 of which are held directly by the Trust), (iii) 750,000 Founder Preferred Shares held by Mariposa that are convertible at any time at the option of the holder into the same number of Ordinary Shares, (iv) 697,061, 697,061 and 92,942 Ordinary Shares held by Tasburgh, PHHP and the DeStefano Trust, respectively (which Franklin has the sole power to vote pursuant to the Proxy Agreement). In the aggregate, such 8,650,030, 7,162,966, 5,304,136 and 750,000 Ordinary Shares represent approximately 5.0%, 4.1%, 3.0% and 0.4%, respectively, of all outstanding Ordinary Shares (calculated based on 173,997,436 Ordinary Shares outstanding as of April 30, 2018, as reported in the Issuer’s definitive proxy statement filed on May 15, 2018) and assuming the conversion of Mariposa’s Founder Preferred Shares, but without including any conversion of Founder Preferred Shares held by any other person). Franklin indirectly owns 69% of Mariposa, representing a pecuniary interest in 517,500 Founder Preferred Shares.

As of the date hereof, the Ashken Reporting Persons, Lillie Reporting Persons and DeStefano Reporting Persons may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 708,197, 708,302 and 92,942 Ordinary Shares, representing approximately 0.4%, 0.4% and 0.1% of all outstanding Ordinary Shares (calculated based on 173,997,436 Ordinary Shares outstanding as of April 30, 2018, as reported in the Issuer’s definitive proxy statement filed on May 15, 2018). Each of Tasburgh, PHHP and the DeStefano Trust directly owns 7.5%, 7.5% and 1%, respectively of Mariposa, representing a pecuniary interest in 56,250, 56,250 and 7,500 Founder Preferred Shares.

(c)	Except as otherwise described herein, no other transactions were effected by the Reporting Person in the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Proxy Agreement, dated June 15, 2018.

Exhibit B — Joint Filing Agreement among the Reporting Persons, dated June 15, 2018.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2018	MARIPOSA ACQUISITION II, LLC

	By:	/S/ Martin E. Franklin
Name: Martin E. Franklin
Title: Manager

MARTIN E. REVOCABLE TRUST

	By:	/S/ Martin E. Franklin
Martin E. Franklin, as settlor and trustee of the Martin E. Franklin Revocable Trust

/S/ Martin E. Franklin
Martin E. Franklin

TASBURGH LLC

	By:	/S/ Ian G.H. Ashken
Name: Ian G.H. Ashken
Title: Managing Member

/S/ Ian G.H. Ashken
Ian G. H. Ashken

POWDER HORN HILL PARTNERS II, LLC

By:	/S/ James E. Lillie
Name: James E. Lillie
Title: Managing Member

/S/ James E. Lillie
James E. Lillie

THE DESIREE DESTEFANO REVOCABLE TRUST

By:	/S/ Desiree A. DeStefano
Name: Desiree A. DeStefano
Title: Trustee

/S/ Desiree A. DeStefano
Desiree A. DeStefano